Exhibit 3

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Part III: Manner of Operations

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Item 9:   <u>Conditional Orders and Indications of Interest</u>

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (*e.g.*, IOIs, actionable IOIs, or conditional orders)?

☒ Yes ☐ No

If yes, identify and explain the use of the messages, including information contained in messages (<u>e.g.</u>, price or size minimums), how the message is transmitted (<u>e.g.</u>, order management system, smart order router, FIX), when the message is transmitted (<u>e.g.</u>, automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (<u>e.g.</u>, Subscribers, Trading Centers), responses to conditional orders or IOIs (<u>e.g.</u>, submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (<u>e.g.</u>, response time parameters, interaction, and matching).

Answer:

Conditional Orders

The ATS's Hosted Pools accept "Conditional Orders." The ATS does not accept Conditional Orders outside of the ATS' Hosted Pools and Conditional Orders cannot interact outside of the Hosted Pools.

A Conditional Order is an instruction to the ATS that the Subscriber wants to interact with the Hosted Pool on a conditional basis. A Conditional Order will contain symbol, side, size and a pricing instruction; the pricing instruction can be in the form of a Midpoint Peg Order (for Midpoint) and a Limit Order, a Market Order, or a Peg Order (for ASPEN).

A Conditional Order never executes; instead, in the event eligible contra-party interest exists in the Hosted Pool, whether such contra-party interest is a firm or Conditional Order, the ATS will cancel the Conditional Order, will notify the Subscriber submitting the Conditional Order via FIX (the "Invite"), and request that the Subscriber "firm-up" by submitting a firm order in response to the Invite ("Firm-Up Orders"). For purposes of determining whether to generate an Invite, only contra-side interest that would have permitted an execution at the time of the match (had both the Conditional Orders and contra-side interest been firm orders), including satisfying the Conditional Order's minimum quantity size requirement, are considered "eligible." A single eligible contra-side order may generate multiple Invites. For example, where two Conditional Orders are resting on the ATS and a single eligible contra-side order is submitted, both Conditional Orders will receive Invites.

A Firm-Up Order must contain the same symbol and side as the Conditional Order related to the Invite or it will be rejected by the ATS. A Firm-Up Order must be designated to interact with (1) the Hosted Pool, or (2) the Hosted Pool and then the liquidity outside the Hosted Pool after checking for liquidity in the Hosted Pool. A Firm-Up Order designated to interact with liquidity outside of the Hosted Pool will contain symbol, side, size and a pricing instruction. For Midpoint, the pricing instruction must be a Midpoint Peg Order and for ASPEN, the pricing instruction can be a Limit Order, a Market Order, or a Peg Order.

The Firm-Up Orders will have a time-in-force of one (1) second, after which any unfilled portion will be canceled. The Firm-Up Orders are treated like "standard" firm orders for matching and priority purposes. A Firm-Up Order does not need to be submitted within a specified time period after an Invite is sent.

Indications of Interest

The ATS' Hosted Pools also provides certain services relating to indications of interest ("IOIs").

IOIs

The ATS' Hosted Pools permit the publication of IOIs which allow participants of a Hosted Pool to send IOIs to any other participant of that Hosted Pool. IOIs contain symbol, side and size only.

Block IOI

The ATS provides a separate service from IOIs and Conditional Orders, a "Block IOI" service, only in the Hosted Pools to (1) have the ATS inform non-Subscriber clients ("Sponsored Firms") of contra liquidity in a designated Hosted Pool by responding to IOIs sent by the Sponsored Firm to the ATS and (2) to allow such Sponsored Firms to send firm orders directly to the designated Hosted Pool via a sponsored access FIX session of a Subscriber sponsoring the Sponsored Firm ("Sponsor").

Similar to other IOIs in the ATS, Block IOIs contain symbol, side and size only. IOIs are ranked as they are entered into the ATS in the same manner as other trading interest in the ATS, i.e., according to the ATS' match priority criteria. There also is no minimum or maximum size requirement specifically applicable to the Block IOI service. Block IOIs, which are generated by the Sponsored Firm, are not visible to any participant in Hosted Pools, in contrast to IOIs which participants in Hosted Pools can elect to generate and be made visible to other Hosted Pool participants.

Sponsored Firms may be authorized by multiple Sponsors and, as a result, Sponsored Firms are required to have a designated Sponsor for each firm order submitted. Sponsored Firms are clients of the Sponsor and not the ATS, and the Sponsor is responsible for all firm orders on which it is designated as Sponsor entered into the ATS by its Sponsored Firms.

Incoming IOI messages in the Block IOI service from the Sponsored Firm will be checked, in no particular order, against the following in the designated Hosted Pool for a possible match:

- Resting firm orders
- Conditional orders
- IOIs from other Sponsored Firms (generated from separate FIX sessions)

If there is contra-side interest in the Hosted Pool, a response, or "Request for Commitment" message, is sent back by the ATS to the Sponsored Firm. Partial amounts of the requested IOI size will generate a Request for Commitment. Only one response will be sent for each IOI, unless the IOI is updated (e.g., for a change in size), then, if applicable, another response will be sent.

In the Block IOI service, participants of the Hosted Pool - those who have firm or conditional orders - are not informed if there is a possible match (e.g., if the IOI matches with a conditional order in the Hosted Pool, no invite is sent for that conditional order); only the sender of the IOI is informed of the possible match via the "Request for Commitment" message. If there is a match with an IOI from another Sponsored Firm, both IOIs will receive a Request for Commitment message. If there is no immediate contra liquidity or match, then the IOI remains active. IOIs, however, will be cancelled at the end of the day.

In addition, for the Block IOI service, every new marketable incoming order (firm and conditional) and IOI (from another Sponsored Firm) to the Hosted Pool with the same symbol and opposite side is compared with the IOI for a possible match. Every change to NBBO (which can change the set of marketable orders) also triggers a contra liquidity check for active IOIs (i.e., IOIs that have not yet been responded to).

Also, if there is an update to an IOI, the IOI will receive a new timestamp and it is compared again with all applicable marketable orders in the Hosted Pool. In a situation where a Request for Commitment is sent out and the IOI is updated or canceled before a firm order committing shares is received, then the Request for Commitment will be cancelled, and if a firm order is sent, it will be rejected.

Finally, once informed of a possible match, the Sponsored Firm can send a firm order directly to the designated Hosted Pool, and the firm order must be associated with the particular Sponsor and the particular Request for Commitment. All firm orders sent will be subject to risk limits imposed on a Sponsored Firm by a Sponsor.

Subscribers sending an order(s) to Hosted Pools with the Block IOI service enabled can specify whether the order(s) interacts with IOIs altogether or which Sponsored Firms' IOIs the order can interact with.

The ATS's Hosted Pools also accept "VWAP Orders." The ATS does not accept VWAP Orders outside of the ATS's Hosted Pools.

VWAP Orders follow a similar workflow as Conditional Orders with regards to the invitation and firm up process with certain exceptions. VWAP conditional orders must be marketable to the far touch NBBO at the time of the conditional match in order to generate an invite. Additionally, VWAP conditional market orders have a far touch limit price applied based off of the NBBO. For more information on VWAP Orders, please see Part III, Item 7.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

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Item 23:   Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

Answer: The ATS uses a combination of SIP and direct feeds to determine the NBBO and to price executions. If direct feeds are available and utilized by the ATS, they will be used to price the NBBO. If a direct feed that the ATS utilizes is deemed not reliable, it will use the SIP price from that exchange. The ATS utilizes the direct feeds from the following exchanges:

- CBOE BZX; CBOE BYX; CBOE EDGX; CBOE EDGA

- NYSE; NYSE Arca

- Nasdaq; Nasdaq BX; Nasdaq PSX

- IEX

- MEMX

For VWAP executions in Hosted Pools, the volume-weight average price is based on SIP trades.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

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